                                         Filed Pursuant to Rule 424(b)(3)
                                         Registration Statement No. 333-112367

PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 371 DATED FEBRUARY 6, 2004
 -- NO. 448

{GOLDMAN SACHS LOGO]
                          THE GOLDMAN SACHS GROUP, INC.
                           Medium-Term Notes, Series B

                               -----------------
                                   $13,500,000
                11.2% Mandatory Exchangeable Notes due April 2005
       (Exchangeable for Common Stock of Marsh & McLennan Companies, Inc.)

                               -----------------

       This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

       The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:

ISSUER:  The Goldman Sachs Group, Inc.  STATED MATURITY DATE: April 29, 2005,
                                        unless extended for up to six business
FACE AMOUNT: each offered note will     days
have a face amount equal to $27.00,
which is the initial index stock        INTEREST RATE (COUPON): 11.2% per year
price; the aggregate face amount for
all the offered notes is $13,500,000    INTEREST PAYMENT DATES: November 29,
                                        2004, December 29, 2004, January 29,
INITIAL INDEX STOCK PRICE: $27.00       2005, February 28, 2005, March 29, 2005
                                        and the stated maturity date
ORIGINAL ISSUE PRICE: 100% of the face
amount                                  REGULAR RECORD DATES: for the interest
                                        payment dates specified above, five
NET PROCEEDS TO THE ISSUER: 99.95% of   business days before each interest
the face amount                         payment date

TRADE DATE: October 22, 2004            INDEX STOCK AND INDEX STOCK ISSUER:
                                        common stock of Marsh & McLennan
SETTLEMENT DATE (ORIGINAL ISSUE DATE):  Companies, Inc.
October 29, 2004
                                        CUSIP NO.: 38143Y301

       Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

                               -----------------

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

       Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                               -----------------

                   PRICING SUPPLEMENT DATED OCTOBER 22, 2004.

PRINCIPAL AMOUNT:                       On the stated maturity date, each
                                        offered note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

EXCHANGE RATE:                          If the final index stock price equals or
                                        exceeds the threshold appreciation
                                        price, then the exchange rate will equal the threshold fraction times one share of index stock for each $27.00 of the outstanding face amount. Otherwise, the exchange rate will equal one share of the index stock for each $27.00 of the outstanding face amount. The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no.
                                        371.

                                        Please note that the amount you receive
                                        for each $27.00 of outstanding face
                                        amount on the stated maturity date will
                                        not exceed the threshold appreciation
                                        price and that it could be substantially less than $27.00. You could lose your entire investment in the offered notes.

INITIAL INDEX STOCK PRICE:              $27.00 per share.

FINAL INDEX STOCK PRICE:                The closing price of one share of the
                                        index stock on the determination date,
                                        subject to anti-dilution adjustment.

THRESHOLD APPRECIATION PRICE:           The initial index stock price times
                                        1.20, which equals $32.40 per share.

THRESHOLD FRACTION:                     The threshold appreciation price divided
                                        by the final index stock price.

DETERMINATION DATE:                     The fifth business day prior to April
                                        29, 2005 unless extended for up to five
                                        business days.

NO LISTING:                             The offered notes will not be listed on
                                        any securities exchange or interdealer
                                        market quotation system.

ADDITIONAL RISK FACTORS SPECIFIC TO     ASSUMING NO CHANGES IN MARKET CONDITIONS
YOUR NOTE:                              OR ANY OTHER RELEVANT FACTORS, THE VALUE
                                        OF YOUR NOTE ON THE DATE OF THIS PRICING
                                        SUPPLEMENT (AS DETERMINED BY REFERENCE
                                        TO PRICING MODELS USED BY GOLDMAN, SACHS
                                        & CO.) IS SIGNIFICANTLY LESS THAN THE
                                        ORIGINAL ISSUE PRICE

                                        The value or quoted price of your note
                                        at any time will reflect many factors
                                        and cannot be predicted. If Goldman,
                                        Sachs & Co. makes a market in the
                                        offered notes, the price quoted by
                                        Goldman, Sachs & Co. would reflect any
                                        changes in market conditions and other
                                        relevant factors, and the quoted price
                                        could be higher or lower than the
                                        original issue price, and may be higher
                                        or lower than the value of your note as
                                        determined by reference to pricing
                                        models used by Goldman, Sachs & Co.

                                        If at any time a third party dealer
                                        quotes a price to purchase your note or
                                        otherwise values your note, that price
                                        may be significantly different (higher
                                        or lower) than any price quoted
                                        by Goldman, Sachs & Co. You should read
                                        "Additional Risk Factors Specific to
                                        Your Note -- The Market Price of Your
                                        Note May Be Influenced by Many
                                        Unpredictable Factors" in the
                                        accompanying prospectus supplement no.
                                        371.

                                        Furthermore, if you sell your note, you
                                        will likely be charged a commission for
                                        secondary market transactions, or the
                                        price will likely reflect a dealer
                                        discount.

                                        There is no assurance that Goldman,
                                        Sachs & Co. or any other party will be
                                        willing to purchase your note; and, in
                                        this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 371.

MARSH & MCLENNAN COMPANIES, INC.:       According to its publicly available
                                        documents, Marsh & McLennan Companies,
                                        Inc. is a global professional services
                                        firm and is the parent company of
                                        various subsidiaries and affiliates that provide clients with analysis, advice and transactional capabilities in the fields of risk and insurance services, investment management and consulting.
                                        Information filed with the SEC by Marsh
                                        & McLennan Companies, Inc. under the
                                        Exchange Act can be located by
                                        referencing its SEC file number:
                                        001-05998.

HISTORICAL TRADING PRICE                The index stock is traded on the New
INFORMATION:                            York Stock Exchange under the symbol
                                        "MMC". The following table shows the
                                        quarterly high and low trading prices
                                        and the quarterly closing prices for the index stock on the New York Stock
                                        Exchange for the four calendar quarters
                                        in each of 2002 and 2003 and the four
                                        calendar quarters in 2004, through
                                        October 22, 2004. We obtained the
                                        trading price information shown below
                                        from Bloomberg Financial Services,
                                        without independent verification.

                                                                            HIGH       LOW      CLOSE
                                                                          --------  ---------  -------
                                        2002
                                        Quarter ended March 31...........   56.485     48.75     56.37
                                        Quarter ended June 30............   56.85      46.025    48.30
                                        Quarter ended September 30.......   48.75      38.98     41.64
                                        Quarter ended December 31........   49.85      35.53     46.21
                                        2003
                                        Quarter ended March 31...........   49.50      38.52     42.63
                                        Quarter ended June 30............   54.74      43.11     51.07
                                        Quarter ended September 30.......   53.65      47.61     47.61
                                        Quarter ended December 31........   49.01      42.75     47.89
                                        2004
                                        Quarter ended March 31...........   49.30      45.89     46.30
                                        Quarter ended June 30............   47.00      42.59     45.38
                                        Quarter ended September 30 ......   46.61      42.43     45.76
                                        Quarter ending December 31
                                          (through October 22, 2004).....   46.86      24.10     26.29
                                        Closing price on October 22, 2004                        26.29

                                        As indicated above, the market price of
                                        the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

HYPOTHETICAL PAYMENT AMOUNT:            The table below shows the hypothetical
                                        payment amounts that we would deliver on the stated maturity date in exchange for each $27.00 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events.

                                        The prices in the left column represent
                                        hypothetical closing prices for one
                                        share of index stock on the
                                        determination date and are expressed as
                                        percentages of the initial index stock
                                        price, which equals $27.00 per share.
                                        The amounts in the right column
                                        represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $27.00 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $27.00, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                         HYPOTHETICAL FINAL INDEX           HYPOTHETICAL PAYMENT
                                           STOCK PRICE AS % OF                 AMOUNTS AS % OF
                                        INITIAL INDEX STOCK PRICE            $27.00 FACE AMOUNT
                                        -------------------------            ------------------
                                                   150%                              120%
                                                   125%                              120%
                                                   120%                              120%
                                                   110%                              110%
                                                   100%                              100%
                                                    75%                               75%
                                                    50%                               50%
                                                     0%                                0%

                                        The payment amounts shown above are
                                        entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 371.

                                        Payments on your note are economically
                                        equivalent to the amounts that would be
                                        paid on a combination of other
                                        instruments. For example, payments on
                                        your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 371.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 371.